VIA EDGAR	March 24, 2016

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI  53202-5306

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WRITER’S DIRECT LINE

414.297.5678

pgquick@foley.com EMAIL

CLIENT/MATTER NUMBER

102240-0103

Mr. M. Hughes Bates

Special Counsel

U.S. Securities and Exchange Commission

Office of Structured Finance

100 F Street, N.E.

Washington, DC  20549

Re:                           Harley-Davidson Customer Funding Corp.

Amendment No. 1 to Registration Statement on Form SF-3

Filed February 29, 2016

File No. 333-208825

Dear Mr. Bates:

On behalf of our client, Harley-Davidson Customer Funding Corp., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 10, 2016 (the “Comment Letter”), with respect to the above-referenced filing as well as two comments that the Staff communicated orally on March 15, 2016.  The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Comments provided in the Comment Letter:

Summary of Terms

[Credit Risk Retention], page 9

1.                                    We note that in the section titled “The Sponsor, Seller, Servicer and Administrator – Credit Risk Retention” you contemplate using a risk retention reserve account if necessary to satisfy Regulation RR requirements. Please add a brief description of the material terms of such an account to the summary section.

The Company has added language to the section titled “Summary of Terms” providing a brief description of the material terms of the risk retention reserve account.  Additionally, where appropriate, the Company has added language throughout the prospectus referencing the optional risk retention reserve account.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

The Sponsor, Seller, Servicer and Administrator

[Credit Risk Retention], page 52

2.                                    We note you have added disclosure about credit risk retention in response to prior comment 9. We further note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise to disclose the source of your prepayment rate or an explanation why you believe an assumption of a constant prepayment rate is appropriate here.

The Company believes that an assumption of a constant prepayment rate is appropriate with respect to the disclosure referenced in the Staff’s comment. The prepayment model described in the registration statement under “Weighted Average Lives of Notes” represents an assumed rate of prepayment each month relative to the original pool size. As the contract pool amortizes over time, this assumption of a constant prepayment rate implies an increasing prepayment rate relative to the current pool balance and therefore is not a straight line prepayment rate.

While prepayment rates exhibit volatility month over month, the prepayment rate is fairly stable over time.  The Company attributes this to the relatively low sensitivity of motorcycle obligors to changes in general market interest rates and the more limited options for alternative financing as compared to industries such as mortgage lending.

Further, a constant prepayment rate assumption is the standard prepayment model used by various market participants, including vehicle asset-backed securities issuers and investors, to calculate hypothetical decrement tables and the weighted average lives of notes and to price such vehicle securitizations.  For these reasons, the Company believes that this input to the fair value calculation is appropriate.

3.                                    We note your disclosure on page 56 that HDCC believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation. Please revise to specify that HDCC has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

The Company has revised the language identified in the Staff’s comment to clarify that the Company has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation, in accordance with Rule 4(c)(1)(i)(F) of Regulation RR.

4.                                    We note you contemplate including a risk retention reserve account. It is unclear from your disclosure if the risk retention reserve account qualifies as an eligible horizontal reserve account. Please revise or advise. If the risk retention reserve account is intended to qualify as an eligible horizontal reserve account, please revise to disclose material terms of the eligible horizontal cash reserve account or include a cross-reference to where that disclosure can be found. Please refer to Rule 4(b) and Rule 4(c)(1)(iii) of Regulation RR. Please also revise to disclose the fair value (expressed as a percentage and dollar amount or equivalent) of the eligible horizontal residual

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

interest that the sponsor is required to fund through the account and other disclosure required by Rule 4(c)(1) of Regulation RR. See Rule 4(c)(1)(iii) of Regulation RR..

The Company has added language, as applicable, to the prospectus making reference to the risk retention reserve account and the material terms relating to such risk retention reserve account, which the Company intends to qualify as an eligible horizontal reserve account.

Representations, Repurchase and Asset Representations Review

Asset Representations Review

Review Report, page 84

5.                                    We note your response to prior comment 19 in which you state that the depositor will determine whether the noncompliance with the representations and warranties constitutes a default under the transaction documents. We note, however, in the section titled “Obligations to Repurchase Contracts,” that the seller and depositor’s repurchase obligation is based upon an uncured breach of a representation or warranty with respect to a contract that materially and adversely affects the issuing entity’s interest in the contract, not whether the noncompliance constitutes a default. Please revise or advise.

The Company believes the disclosure referenced in the Staff’s comment is not inconsistent. With respect to the language relating to the response to prior comment 19, the context is a discussion of the asset representations review.  The reviewer delivers a report, and “the depositor will investigate any contract relating to a failed test to confirm the breach and to determine whether the noncompliance with representations and warranties constitutes a default under the transaction documents,” specifically with respect to the results of a review report. This obligation is distinct from the broader repurchase obligation of the seller and depositor arising from uncured breaches of a representation or warranty with respect to a contract that materially and adversely affect the issuing entity’s interest in a contract, which is the subject of the disclosure contained in the section titled “Obligations to Repurchase Contracts” and referenced in the Staff’s comment.

The review report disclosure centers on the depositor’s obligation to confirm the findings of the asset representation reviewer as presented in the review report. The materiality of an uncured breach is a separate matter relevant to the broader repurchase obligations of the seller and depositor. Accordingly, the Company does not believe the disclosure, as presented in the prospectus as part of the registration statement, is inconsistent.

Dispute Resolution for Repurchase Requests, page 84

6.                                    We note your revisions to this section that any mediation or arbitration will be held in [Chicago, Illinois] and the mediator or arbitrator must be admitted to practice in [Illinois]. However, on page 85, you state that the arbitrator will have the authority to schedule, hear and determine any motion according to New York law. Please either revise your disclosure for consistency or explain to us why the venue and choice of law are different.

The Company has revised the disclosure identified in the Staff’s comment to state that mediation and arbitration will be held in New York, New York, and the mediator or arbitrator must be admitted to practice in New York.  Additionally, the Company has updated the language in the transaction documents to be consistent with this updated disclosure.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

7.                                    Please also confirm that the mediation and arbitration disclosure, which had previously been written for mediations and arbitrations taking place in the state of New York, are still applicable for mediations and arbitrations taking place in the state of Illinois.

The Company has revised the disclosure identified in the Staff’s comment to state that mediation and arbitration will be held in New York, New York, and the mediator or arbitrator must be admitted to practice in New York.  Accordingly, no additional disclosure relating to arbitration or mediation in Illinois, or under Illinois law, has been added or modified.

Exhibits

General

8.                                    We note your response to prior comment 24 adding disclosure about investor communication to the prospectus. Please also update your exhibits as necessary to ensure the relevant transaction parties will take the proper actions to effectuate the investor communications shelf eligibility requirement as set forth in the prospectus.

The Company confirms that the transaction documents filed as exhibits contain the appropriate provisions to ensure the relevant transaction parties will take the proper actions to effectuate the investor communications shelf eligibility requirement as set forth in the prospectus.

Exhibit 4.2 Form of Indenture

Section 7.04 Noteholder Demand for Asset Representations Review

9.                                    We note your disclosure stating that notes held by the sponsor or any affiliate of the sponsor are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. However, the term “sponsor” is not defined in the indenture. Please revise.

The Company has revised Exhibit 4.2, the Indenture, to remove each reference to “the sponsor” and replace such references with the defined term “Harley-Davidson Credit.”

10.                            We note you have placed brackets around 5% as the voting quorum required to cause a review by the asset representations reviewer. However, in your prospectus disclosure under the heading “Representations, Repurchases and Asset Representations Review – Asset Representations Review – Voting Trigger,” the 5% quorum requirement is not in brackets. Please revise the indenture to remove the brackets around 5% so that it is consistent with your prospectus or revise your prospectus and tell us why the 5% quorum requirement is subject to change.

The Company has revised Exhibit 4.2, the Indenture, to remove the brackets referenced in the Staff’s comment.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

Exhibit 4.3 Form of Asset Representations Review Agreement

Section 3.01 Review Notices and Identification of Review Contracts

11.                            In the first paragraph of this section, you state that “[t]he Asset Representations Reviewer will not be obligated to start a Review until a Review Notice is received.” In the second paragraph, you state that “[t]he Asset Representations Reviewer will not be obligated to start a Review until a Review Notice and the related list if [sic] Review Contracts is received.” Please revise the document so that it is clear when the asset representations reviewer is obligated to start a review. Please also make sure this is consistent with your prospectus disclosure under the heading “Representations, Repurchase and Asset Representations Review – Asset Representations Review – Asset Representations Review Process,” which states that the asset representations reviewer will start its review upon receiving access to the review materials from the servicer.

The Company has revised the language identified in the Staff’s comment, both with respect to Exhibit 4.3, the Asset Representations Review Agreement, and the prospectus, to clarify that the asset representations reviewer will be obligated to start its review upon receipt of the review notice, the related list of review contracts, and the review material relating to such review contracts.

Section 3.06 Dispute Resolution

12.                            We note that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

The Company has revised the language identified in the Staff’s comment to state that out-of-pocket expenses shall be paid by a party to the dispute resolution as mutually agreed upon by the parties as part of the mediation.

Exhibit 5.1 Option of Foley & Lardner with respect to legality

13.                            We note your legal opinion is limited to the jurisdictions of the states of Wisconsin and Illinois. Please explain to us why you believe it is appropriate to limit your legal opinion to the laws of the states of Wisconsin and Illinois when the issuing trusts are organized under the laws of the state of Delaware and counsel’s opinion must consider the law of the jurisdiction under which the issuing entity is organized in order to provide the binding obligation opinion. Alternatively, please revise your legal opinion. Refer to Sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings.”

The Company has included as Exhibit 5.2 to the registration statement an additional opinion of counsel with respect to legality provided by Delaware counsel and covering the laws of the state of Delaware, which is the law of the jurisdiction under which the issuing entity is organized.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

Exhibit 10.2 Form of Sale and Servicing Agreement

Section 1.01 Definitions

14.                            We note that “Delinquency Trigger” means, for any due period, that “the aggregate Principal Balance of Contracts that are 60 days or more Delinquent (assuming 30-day months) as a percentage of the Pool Balance as of the last day of the Due Period exceeds [ ]%.” We note, however, in the prospectus on page 82 that the delinquency trigger is reached “if the aggregate principal balance of contracts in the pool that are more than 60 days delinquent (assuming 30-day months) as of the end of the month…as a percentage of the pool balance as of the beginning of such month meets or exceeds the percentage for that month” (emphasis added). Please revise accordingly so that the definition of the delinquency trigger in the prospectus and the definition in the sale and servicing agreement are consistent.

The Company has revised the language in the prospectus on page 83 to clarify that the delinquency trigger is reached if “the aggregate principal balance of contracts in the pool that are 60 days or more delinquent (assuming 30-day months) as of the end of the month…as a percentage of the pool balance as of the beginning of such month meets or exceeds the percentage for that month.”

Section 7.12 Dispute Resolution

15.                            We note your responses to prior comments 20, 21 and 22. Please make conforming changes in this section of the Form of Sale and Servicing Agreement.

The Company has revised Exhibit 10.2, the Sale and Servicing Agreement, to make conforming changes relating to the responses to prior comments 20, 21 and 22 referenced in the Staff’s comment.

16.                            We note that you have brackets around the 180-day period in which the depositor or seller, as applicable, has to evaluate a repurchase request before the requesting party may refer the matter to mediation or arbitration. Because this period is prescribed in the shelf requirement, please remove the brackets. Refer to General Instruction I.B.1.(c) of Form SF-3.

The Company has revised Exhibit 10.2, the Sale and Servicing Agreement, to remove the brackets referenced in the Staff’s comment.

The following are additional comments that the Staff communicated orally on March 15, 2016:

17.                            We note your disclosure on page 61 that “Eaglemark Savings Bank from time to time adjusts the underwriting guidelines to maintain the asset quality deemed acceptable to the seller, including if external economic factors, credit delinquencies or credit losses change.” We also note your disclosure that there have been other changes that “relate to guidelines, adjustments in response to

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

changing economic conditions.”  Please revise to provide bracketed disclosure indicating that you will disclose any changes to the underwriting criteria.  Refer to Item 1111(a)(3) of Reg AB.

The Company has revised the disclosure on page 61 of the prospectus to include bracketed language indicating that the Company will provide additional or revised disclosure as applicable to disclose any changes to the underwriting criteria.

18.                            We also note your risk factor disclosure on page 29 stating “we believe our retail credit losses may increase over time due to . . . our efforts to continue prudently structured loan approvals in the subprime lending environment.”  In order to understand why you believe that your retail credit losses may increase over time, please revise to clarify what you mean by your efforts to “continue prudently structured loan approvals in the subprime lending environment.

The Company has revised the language identified in the Staff’s comment to refer instead to increased losses resulting from efforts to increase prudently structured loan approvals to subprime borrowers.

*     *     *

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

March 24, 2016

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5678, David B. Ryan at (414) 297-5761 or Jessica S. Lochmann at (414) 297-5817.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:                              Michelle Stasny

Securities and Exchange Commission

James Darrell Thomas

Julia Landes

Damon Klein

Harley-Davidson Customer Funding Corp.

Nicholas Faleris

Jessica Lochmann

David Ryan

Foley & Lardner LLP